Filed by Air France

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: KLM Royal Dutch Airlines

Commission File Number: 001-04059

Date: February 17, 2004

Legal Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM common shares. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamsweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

The information herein contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY AIR FRANCE ON FEBRUARY 17, 2004.

Information

Roissy, 17 February 2004

FISCAL YEAR 2003-04

•    GOOD PERFORMANCE IN THIRD QUARTER (October-December 2003)

•	Stable turnover: €3.13 billion
•	Operating income before aircraft disposals: €61 million compared with €32 million as of 31 December 2002
•	Net pre-tax income: €41 million (up 24.2%)

•    RESULTS OVER 9 MONTHS (April-December 2003)

•	Turnover: €9.32 billion (down 3.7%)
•	Net pre-tax income: €126 million (down 55.9%)

•    FISCAL YEAR 2003-04

•	The Group is targeting a positive operating income before aircraft disposals and a net profit

Consolidated figures

Fiscal 2003-04	3 months to 31 December			9 months to 31 December

(in €m)	2003	2002 pro forma[1]	2002 published	2003	2002 pro forma	2002 published
Turnover	3,132	3,136	3,136	9,325	9,687	9,687
EBITDAR	468	448	378	1,414	1,613	1,442
Operating income before aircraft disposals	61	32	2	148	303	295
Aircraft and financial disposals	1	2	2	2	24	24
Net pre-tax income	41	33	3	126	286	278
Net Group income	28	21	2	80	223	218
Net earnings per share (in €)	–	–	–	0.36	1.02	0.99

[1]	Pro-forma figures: the 3rd quarter and first 9 months to 31 December 2002 were restated according to IAS standards 16/SIC 23 on major overhaul operations.

Contact:  Dominique Barbarin  (33) 1 41 56 88 60 – dobarbarin@airfrance.fr

Site internet:  www.airfrance-finance.com

€61 million (up 90.6%) in operating income before aircraft disposals for 3rd quarter 2003

Turnover remained stable at €3.13 billion in spite of the strong appreciation of the euro, reflecting sustained yield in passenger operations. Excluding currency effect, turnover would have grown by 3.7%. It breaks down into €2.59 billion (up 0.6%) for passenger operations, €379 million (down 5.7%) for cargo, €117 million (down 4.1%) for maintenance and €43 million (up 26.5%) for other activities.

☐    Passenger operations

Activity was buoyant during the 3rd quarter, with a 3.4% rise in traffic for a 2.7% increase in capacity compared with the third quarter of fiscal 2002-03. The load factor gained 0.5 points to reach 75.9%.

The performance per network was as follows:

3rd quarter 2003-04	Capacity (ASK)	Traffic (RPK)	Turnover Scheduled passenger
Long-haul	+1.4%	+2.6%	-1.3%
International medium-haul	+6.6%	+6.8%	-2.3%
Domestic medium-haul	+5.6%	+4.8%	+11.8%
Total	+2.7%	+3.4%	+1.0%

Scheduled passenger turnover grew by 1.0% (4.3% excluding currency effects) to €2.39 billion (€2.37 billion as of 31 December 2002) in the quarter ending 31 December 2003 thanks to strong growth on Latin American and French domestic markets. Furthermore, business in Asia has returned to a comparable level with last year (down 1.4% after factoring in negative currency effects of approximately 5%).

	3 months to
	31/12/2003	31/12/2002	Change
Group revenue per ASK (euro cents)	7.15	7.28	-1.7%
Group revenue per RPK (euro cents)	9.43	9.67	-2.4%

Revenue per available seat-km (RASK) for the Group dropped 1.7% but grew 1.7% after factoring out negative currency (3.3%) and network mix (0.1%) effects. Group yield (RRPK) rose 1.0% after discounting both these effects (currency and network mix).

☐    Cargo operations

	3 months to
	31/12/2003	31/12/2002	Change
Group revenue per ATK (euro cents)	15.17	16.37	-7.3%
Group revenue per RTK (euro cents)	23.09	24.60	-6.2%

Compared with 31 December 2002, traffic rose by 1.9% for a 3.5% increase in capacity. The load factor stood at 65.6% (down 1 point or 0.3 of a point based on constant calculation methods). The fall in the dollar continued to have a strong adverse impact on operations. After factoring out currency effects, total cargo turnover, which dropped 5.7% to €379 million (€402 million as of 31 December 2002), would have grown 1%. Yield (per revenue tonne-km) dropped 6.2% but remained stable after taking into account negative currency effects of 6.3%.

☐    Maintenance operations

Maintenance revenues dropped 4.1% to €117 million for the third quarter of fiscal 2003-04 compared with the same year-earlier period. They would have grown by 1.6% discounting currency effects.

Contact:  Dominique Barbarin  (33) 1 41 56 88 60 – dobarbarin@airfrance.fr

Site internet:  www.airfrance-finance.com

☐    Results1

For a stable turnover of €3.13 billion, operating costs fell by 1.1% to €3.07 billion. EBITDAR stood at €468 million compared with €448 million as of 31 December 2002 (up 4.5%). The EBITDAR margin grew by 0.6 points to 14.9%.

Air France posted an operating income before aircraft disposals of €61 million against €32 million last year (up 90.6%). Aircraft sales during the third quarter did not generate any capital gain or loss (€2 million at 31 December 2002).

Group unit costs per EASK (equivalent available seat-km) were reduced by 3.2% compared to 31 December 2002. They grew by 0.7% after factoring out the favourable currency effect (4.4%) and negative impact of higher fuel prices (0.5%).

The net pre-tax income stood at €41 million compared with €33 million as of 31 December 2002 (up 24.2%). The tax charge for the quarter remained stable at €11 million (€10 million as of 31 December 2002). Group net income amounted to €28 million against €21 million as of 31 December 2002, representing an improvement of 33%.

Net pre-tax income of €126 million (down 55.9%) for the 9-month period to 31 December 2003

Turnover for the 9-month period dropped 3.7% to €9.32 billion (€9.69 billion as of 31 December 2002). Excluding currency effects, it would have improved slightly by 0.4% thanks to the upturn in the third quarter, particularly as the first half was hard hit by the SARS crisis and air traffic controllers’ strikes.

Turnover breaks down into €7.76 billion (down 3.6%) for passenger operations, €1.07 billion (down 4.8%) for cargo, €380 million (down 7.1%) for maintenance and €115 million (up 9.5%) for other activities.

☐    Passenger operations

Traffic grew by 0.8% over the 9-month period to 31 December 2003 for a 1.4% increase in capacity, in spite of a severely disrupted first quarter. The load factor dipped slightly by 0.5 points to 76.2%. The performance per network was as follows:

9 months to 31 December 2003	Capacity (ASK)	Traffic (RPK)	Turnover Scheduled passenger
Long-haul	+0.8%	+0.1%	-6.6%
International medium-haul	+5.4%	+3.3%	-4.5%
Domestic medium-haul	-0.5%	+2.0%	+6.9%
Total	+1.4%	+0.8%	-3.4%

The long-haul network was very resilient over this period in terms of traffic. However, the 18.8% drop in turnover for the Asian region, due to the SARS epidemic at the beginning of the year, had an adverse effect on the overall performance of the long-haul network. Even though medium-haul activity was positive, the flat economic situation in Europe impacted turnover, which dropped 4.5%. However, the weakness in the European sector was offset by the buoyant domestic market both in terms of traffic and turnover.

Overall, scheduled passenger activity dropped 3.4% to €7.71 billion (€7.43 billion as of 31 December 2002), but would have improved by 0.5% with constant currency rates.

[1]	All comparisons are based on pro-forma figures: the 3rd quarter and first 9 months to 31 December 2003 were restated according to IAS standards 16/SIC 23 on major overhaul operations.

Contact:  Dominique Barbarin  (33) 1 41 56 88 60 – dobarbarin@airfrance.fr

Site internet:  www.airfrance-finance.com

	9 months to
	31/12/2003	31/12/2002	Change
Group revenue per ASK (euro cents)	7.12	7.48	-4.8%
Group revenue per RPK (euro cents)	9.35	9.76	-4.2%

Group revenue per available seat-km (RASK) dropped 4.8% but remained stable after factoring out negative currency (3.9%) and network mix (0.9%) effects. Group yield (RRPK) rose by 0.6% after discounting both these effects (currency and network mix).

☐    Cargo operations

	9 months to
	31/12/2003	31/12/2002	Change
Revenue per ATK (euro cents)	14.90	15.56	-4.3%
Revenue per RTK (euro cents)	23.28	23.99	-3.0%

Cargo operations over the 9-month period ending 31 December 2003 recorded a 1.4% drop in traffic for stable capacity. The load factor stood at 63.9% (down 0.9 points). Cargo turnover fell 4.3% to €956 million (€999 million as of 31 December 2002). Excluding currency, it would have grown by 2.2%.

Unit revenue per available tonne-km (RATK) dropped 4.3% but improved by 2.2% excluding currency effects.

☐    Other operations

Maintenance operations generated €380 million as of 31 December 2003, down 7.1% compared with 31 December 2002 . This drop would have been limited to 1.3% after factoring out currency effects. Other activities (Servair Group) gained 9.5% to reach €115 million.

☐    Results1

Operating costs were reduced by 2.2% to €9.18 billion against €9.38 billion as of 31 December 2002, and external expenses by 6.6% as of 31 December 2003, down from €5.43 billion to €5.07 billion. This drop can mainly be ascribed to a tight control over costs, a favourable currency impact, effective hedging of fuel prices and the fall in maintenance costs (down 23.7%).

Labour costs came to €3.05 billion compared with €2.90 billion as of 31 December 2002, representing a 5.1% rise for a 0.6% increase in staff numbers (now 71,900 employees). This increase in labour costs is primarily the result of the application of the pilots’ agreement signed in June 2003, a calendar effect in pay rises and a lower rate of reduction in social security contributions following the application of the 35-hour working week.

Group unit costs measured in EASK dropped 2.5%. Excluding currency (4.6%) and fuel prices (1.4%), they increased slightly (up 0.7%).

EBITDAR dropped 12.3% to €1.41 billion against €1.61 billion as of 31 December 2002. The EBITDAR margin stood at 15.2% (16.6% as of 31 December 2002).

Operating income before aircraft disposals stood at €148 million compared with €303 million as of 31 December 2002 (down 51.2%). After factoring in €1 million in capital gains for aircraft disposals compared with €20 million as of 31 December 2002, operating income stood at €149 million compared with €323 million (down 53.9%).

All sectors contributed positively to operating income before aircraft disposals, and the breakdown is as follows for 31 December 2003:

•	Passenger operations: €106 million compared with €215 million as of 31 December 2002.
•	Cargo operations: €9 million compared with €27 million as of 31 December 2002.

Contact:  Dominique Barbarin  (33) 1 41 56 88 60 – dobarbarin@airfrance.fr

Site internet:  www.airfrance-finance.com

•	Maintenance operations: €35 million compared with €59 million as of 31 December 2002.
•	Other operations: a loss of €2 million compared with a €2 million profit as of 31 December 2002.

The financial result improved, down from a loss of €48 million as of 31 December 2002 to a loss of €30 million as of 31 December 2003. Net interest charges dropped to €76 million (€81 million as of 31 December 2002). The positive result from the aggregate changes in foreign exchange income and financial provisions generated €46 million euros compared with €33 million in the previous year.

The contribution from equity affiliates rose from €32 million as of 31 December 2002 to €34 million at 31 December 2003.

Net pre-tax income stood at €126 million compared with €286 million as of 31 December 2002

(down 55.9%). After a tax charge of €43 million, the Group posted a net profit of €80 million against €223 million at 31 December 2002 (down 64.1%). Net earnings per share dropped from €1.02 as of 31 December 2002 to €0.36 as of 31 December 2003.

Financial structure: improved gearing

Capital expenditure over the 9-month period to 31 December 2003 amounted to €892 million including €167 million for the capitalization of maintenance expenses in accordance with IAS 16 / SIC 23 standards. They were funded by operating cash flow of €836 million and proceeds from aircraft sales of €226 million.

Furthermore, Air France benefits from a net cash position of €1.2 billion and undrawn credit facilities of €1 billion.

The balance sheet structure has improved with equity of €4.05 billion and a net debt of €2.66 billion, down €200 million compared with 31 March 2003. The net debt to equity ratio therefore improved from 0.71 as of 31 March 2003 to 0.65 as of 31 December 2003.

Outlook for fiscal 2003-04

In the current volatile environment, the Air France Group is targeting a positive operating income before aircraft disposals and a net profit for the 2003-04 fiscal year.

After obtaining clearance from the European Commission and the U.S. Department of Justice on 11 February 2003 for the projected merger of Air France and KLM, the launch of the public exchange offer of KLM shares for Air France shares will take place as planned during the second half of March 2004.

Calendar

•	Wednesday 18 February 2004: audio-web conference at 3:00 pm (London time)

-	To connect to the conference call, please dial 00 44 207 162 0125 (password: Air France)

-	To visualize the presentation, go to the following website:

http://airfrance-q3.momentys.com (password: AFRQ3)

-	For instant replay, please dial 00 44 208 288 4459 (code: 392102)

Contact:  Dominique Barbarin  (33) 1 41 56 88 60 – dobarbarin@airfrance.fr

Site internet:  www.airfrance-finance.com

STATISTICS

Fiscal 2003-04	3 months to 31 December				9 months to 31 December

	2003	2002	Change		2003	2002	Change

Passenger activity

ASK (million)	33,380	32,513	+2.7%		100,523	99,176	+1.4%

RPK (million)	25,329	24,500	+3.4%		76,614	76,034	+0.8%

Load factor	75.9%	75.4%	+0.5	pt	76.2%	76.7%	-0.5	pt

RASK (€ cts)	7.15	7.28	-1.7%		7.12	7.48	-4.8%

Excl. currency & network mix			+1.7%				0.0%

RRPK (€ cts)	9.43	9.67	-2.4%		9.35	9.76	-4.2%

Excl. currency & network mix			+1.0%				+0.6%

Cargo activity

ATK (million)	2,251	2,176	+3.5%		6,417	6,416	0.0%

RTK (million)	1,477	1,450	+1.9%		4,104	4,164	-1.4%

Load factor	66.6%	65.6%	-1.0	pt	63.9%	64.9%	-0.9	pt

RATK (€ cts)	15.17	16.37	-7.3%		14.90	15.56	-4.3%

Excl. currency			-1.0%				+2.2%

RRTK (€ cts)	23.09	24.60	-6.2%		23.28	23.99	-3.0%

Excl. currency			+0.1%				+3.5%

Units costs

ESKO (€ cts)	6.80	7.02	-3.2%		6.78	6.95	-2.5%

Excl. currency & fuel price			+0.7%				+0.7%

Contact:  Dominique Barbarin  (33) 1 41 56 88 60 – dobarbarin@airfrance.fr

Site internet:  www.airfrance-finance.com

DISCLAIMER

Warning about Forward-Looking Statements

This press release contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F.

Where to Find Additional Information about the Transaction

The proposed combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM common shares. This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United States will only be made through a prospectus, which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamsweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099).

YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

This communication does not constitute an offer to buy or the solicitation of an offer to sell any securities.